Exhibit 1

PRESS RELEASE

Gentium Announces New Board of Directors and Interim CEO

VILLA GUARDIA (Como), Italy, November 9, 2009 (BUSINESS WIRE) – Gentium S.p.A. (Nasdaq: GENT) announced today the members of its new Board of Directors and the appointment of an Interim CEO.

The new Board is comprised of the following seven members, who were elected at the recent ordinary meeting of shareholders:

•
Dr. Francesco Bellini – Chairman, President and Chief Executive Officer of Bellus Health Inc., a global company focused on the development and commercialization of healthcare products, Chairman of Piccho International and Prognomix Inc., co-author of more than 25 patents over his 20-year career as a research scientist.  Dr. Bellini is currently a Board member of Molson Coors Brewing Company and also serves as a Board member of the Government of Canada's Science Technology Innovation Council.  Dr. Bellini was co-founder of Biochem Pharma as well as its Chairman and Chief Executive Officer from 1986 until it was sold in 2000.  Dr. Bellini will serve as Chairman of the Board of Directors of Gentium as well as Chairman of the Nominating and Corporate Governance Committee.

•
Ms. Gigliola Bertogolio – Formerly an audit partner at Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP), previous member of Gentium’s Board of Directors from December 2004 to August 2009.  Ms. Bertoglio will continue to chair the Audit Committee.

•	Mr. Marco Codella – Chief Financial Officer of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., previous member of Gentium’s Board of Directors from June 2005 to August 2009.

•
Dr. Glenn Cooper – Previously served as Chairman and Chief Executive Officer of Indevus Pharmaceuticals, has held numerous executive level positions at drug development companies and various clinical and regulatory positions with Eli Lilly and Company.  Dr. Cooper will chair the Compensation Committee.

•	Dr. Laura Ferro – Former President and Chief Executive Officer of Gentium S.p.A., previous Chairperson of Gentium’s Board of Directors from 2001 to August 2009.

•
Dr. Khalid Islam – Former President and Chief Executive Officer of Arpida Ltd, has held various executive functions in Marion Merrell Dow and Hoechst Marion Roussel, has over 22 years experience in the biotechnology and pharmaceutical companies.  Dr. Islam is the founder of Ki Consulting AG and co-founder of Sirius Healthcare Partners GmbH, both of which advise small to mid cap life science companies.

•
Dr. Bobby W. Sandage, Jr. – Executive Vice President for Endo Pharmaceuticals, a pharmaceutical company focused on analgesic products and products to treat various urological and endocrinology conditions.  In addition, Dr. Sandage held various positions at Indevus Pharmaceuticals, including Executive Vice President of Research and Development and Chief Scientific Officer.  Dr. Sandage will chair the Scientific Oversight Committee.

The Board of Directors has initiated a search for a new Chief Executive Officer to replace Dr. Laura Ferro and has appointed Dr. Khalid Islam as Interim CEO on a temporary and part-time basis.  Dr. Islam brings extensive industry and regulatory experience to Gentium.

“We are pleased to announce Gentium’s new board of directors,” said Dr. Francesco Bellini, Gentium’s Chairman. “The Board has strong industry experience in drug development, which we intend to leverage to refine and implement our regulatory and corporate strategy.  We would like to thank both Dr. Islam, for agreeing to act as the Interim CEO while we search for a permanent CEO, and Gary Gemignani, the Company’s Executive Vice President and Chief Financial Officer, for the key role he has played and is expected to continue to play in the Company.  Our new Board looks forward to working closely with Dr. Islam and Mr. Gemignani to accelerate the Company’s efforts to successfully complete the development of Defibrotide.”

Additional information on Gentium’s new Board of Directors can be found at www.gentium.com in the Report to Shareholders listed under the investors and media section.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments.  Defibrotide, the Company’s lead product candidate, is an investigational drug that has been granted Orphan Drug status and Fast Track Designation by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including the Company’s ability to find a new CEO and refine its strategy, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption “Risk Factors.”

###

Contacts:
Gentium S.p.A.
Gary Gemignani, +1 212-332-1666
Chief Financial Officer
ggemignani@gentium.com

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com

Lifonti & Company
Luca Ricci Maccarini, +39 02 7788871
luca.maccarini@lifonti.it